UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to § 240.13d-1 (b), (c) and (d) and

Amendments Thereto

Filed Pursuant to § 240.13d-2

Under The Securities Exchange Act of 1934

(Amendment No. 3)*

Huize Holding Limited

(Name of Issuer)

Class A common shares, par value of $0.00001 per share

(Title of Class of Securities)

G46439 108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the class A common shares of the Issuer. CUSIP number G46439 108 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Market under the symbol “HUIZ.” Each ADS represents twenty class A common shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G46439 108

1	Name of Reporting Person Cunjun Ma
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 291,285,784 common shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 179,128,893 common shares. See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 310,501,930 common shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 30.6%. See Item 4.
12	Type of Reporting Person IN

CUSIP No. G46439 108

1	Name of Reporting Person Huidz Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 150,591,207 Class B common shares. See Item 4.
	6	Shared Voting Power 0. See Item 4.
	7	Sole Dispositive Power 150,591,207 Class B common shares. See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 150,591,207 Class B common shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 15.1%. See Item 4.
12	Type of Reporting Person CO

CUSIP No. G46439 108

1	Name of Reporting Person Bodyguard Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 0. See Item 4.
	7	Sole Dispositive Power 51,396,704 Class A common shares. See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 51,396,704 Class A common shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 5.2%. See Item 4.
12	Type of Reporting Person CO

CUSIP No. G46439 108

Item 1(a).	Name of Issuer:

Huize Holding Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

49/F, Building T1, Qianhai Financial Centre, Linhai Avenue, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen 518000, People’s Republic of China

Item 2(a).	Name of Person Filing:

Cunjun Ma, Huidz Holding Limited and Bodyguard Holding Limited (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of Cunjun Ma is 49/F, Building T1, Qianhai Financial Centre, Linhai Avenue, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen 518000, People’s Republic of China. The address of Huidz Holding Limited and Bodyguard Holding Limited is both Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1 110.

Item 2(c)	Citizenship:

Cunjun Ma is a citizen of the People’s Republic of China. Each of Huidz Holding Limited and Bodyguard Holding Limited is a business company incorporated in British Virgin Islands.

Item 2(d).	Title of Class of Securities:

Class A common shares, par value of $0.00001 per share

The Issuer’s common shares consist of Class A common shares and Class B common shares. Each holder of Class A common shares is entitled to one vote per share and each holder of Class B common shares is entitled to fifteen votes per share on all matters submitted to them for a vote. Class B common shares are convertible at any time by the holder thereof into Class A common shares on a one-for-one basis. Class A common shares are not convertible into Class B common shares under any circumstances.

Item 2(e).	CUSIP Number:

G46439 108

Item 3.	Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the common shares of the Issuer by each Reporting Person is provided as of December 31, 2023.

Reporting Person	Amount beneficially owned:		Percent of class(1):	Percent of aggregate voting power(2):	Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Cunjun Ma	310,501,930	(3)	30.6%	77.3%	291,285,784	(3)	0	179,128,893	(3)	0
Huidz Holding Limited	150,591,207	(4)	15.1%	72.8%	150,591,207	(4)	0	150,591,207	(4)	0
Bodyguard Holding Limited	51,396,704	(5)	5.2%	1.7%	0		0	51,396,704	(5)	0

(1)

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 994,447,053 common shares, being the sum of 843,855,846 Class A common shares (excluding 3,619,900 Class A common shares reserved for issuance under the Issuer’s share incentive plans and 46,980,300 Class A ordinary shares in the form of ADSs that the Issuer repurchased under its share repurchase program) and 150,591,207 Class B common shares) of the Issuer outstanding as of December 31, 2023.

(2)

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s class A and class B common shares as a single class. Each class A common share is entitled to one vote, and each class B common share is entitled to fifteen votes. Each class B common share is convertible at the option of the holder into one class A common share, whereas class A common shares are not convertible into class B common shares under any circumstances.

(3)

Represents (i) 19,216,146 Class A common shares issuable to Mr. Cunjun Ma upon exercise of options within 60 days after December 31, 2023; (ii) 150,591,207 Class B common shares directly held by Huidz Holding Limited, a company incorporated in British Virgin Islands that is ultimately controlled by QYRT Family Trust, a trust established under the laws of the British Virgin Islands and managed by HSBC International Trustee Limited as the trustee. Mr. Cunjun Ma is the settlor of the trust and his family member(s) are the trust’s beneficiaries. Under the terms of this trust, Mr. Cunjun Ma has the power to direct the trustee with respect to the retention and disposal of, and the exercise of any voting rights attached to, the shares held by Huidz Holding Limited in the Issuer; (iii) 9,321,540 Class A common shares in the form of ADSs held by Mr. Cunjun Ma, and (iv) 131,373,037 Class A common shares held by other shareholders of the Issuer, the sole voting power of which has been delegated to Mr. Cunjun Ma. These shares are directly held by Bodyguard Holding Limited, Wande Weirong Limited, CDF Capital Insurtech Limited, Tian Jin Kun Zhi Enterprise Management Limited, Kunlun Technology Limited, Jumi Holding Limited and One Mind Holding Limited.

(4)	Represents 150,591,207 Class B common shares directly held by Huidz Holding Limited.
(5)

Represents 51,396,704 Class A common shares directly held by Bodyguard Holding Limited, an ESOP platform for the restricted share award of the Issuer or on behalf of certain director, and 2,652,440 Class A common shares held by Bodyguard Holding Limited in the form of ADSs. The restricted shares are granted to certain directors, management and key employees of the Issuer who are shareholders of Bodyguard Holding Limited. The sole voting power of these Class A common shares has been delegated to Mr. Cunjun Ma.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A*	Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G filed on February 11, 2022 by the reporting persons with the Securities and Exchange Commission)

Note:

*	Previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2024

Cunjun Ma

/s/ Cunjun Ma

Huidz Holding Limited

By:	/s/ Cunjun Ma
Name: Cunjun Ma
Title: Director

Bodyguard Holding Limited

By:	/s/ Feijuan Wang
Name: Feijuan Wang
Title: Director